                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Fieldworks, Incorporated
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                  31659P 10 3
                      -------------------------------------
                                 (CUSIP Number)


                                     8/21/98
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [x]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 4 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.         31659P 10 3
                  ---------------------------------


1.       NAME OF REPORTING PERSON   Gary J. Beeman




2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [___]
                                                                       (b) [___]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                    5.      SOLE VOTING POWER  657,152 .(1)
                                                              ---------
               NUMBER OF
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER   None .
               OWNED BY                                         -------
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER  657,152 .(1)
                                                                   ---------
                PERSON
                 WITH
                                    8.      SHARED DISPOSITIVE POWER  None .
                                                                     ------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         657,152 (1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.4%

12.      TYPE OF REPORTING PERSON*
         IN

(1) Includes 50,000 shares issuable pursuant to currently exercisable options.
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                                                               Page 3 of 4 pages


ITEM 1(a).   Name of Issuer
             --------------

             Fieldworks, Incorporated


ITEM 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------
             7631 Anagram Drive
             Eden Prairie, MN 55344


ITEM 2(a).   Names of Persons Filing
             ---------------------
             Gary J. Beeman


ITEM 2(b).   Address of principal business office
             ------------------------------------
             7631 Anagram Drive
             Eden Prairie, MN 55344

ITEM 2(c).   Citizenship
             -----------
             U.S. citizen


ITEM 2(d).   Title of Class of Securities
             ----------------------------

             Common Stock


ITEM 2(e).   CUSIP Number
             ------------
             31659P 10 3


ITEM 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-
             2(b), check whether the person filing it is a:   Not applicable
             --------------


ITEM 4.      Ownership
             ---------

         (a) Amount beneficially owned   657,152 .
                                       ----------

         (b) Percent of class  7.4% .
                              ------

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote See #5 of cover page.
                                                          ---------------------

             (ii) shared power to vote or to direct the vote  None .
                                                             ------
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                                                               Page 4 of 4 pages

             (iii) sole power to dispose or to direct the disposition of
                   See #7 of cover page.
                   ---------------------

             (iv) shared power to dispose or to direct the disposition of None .
                                                                          -----

ITEM 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------
             Not applicable


ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------
             Not applicable


ITEM 7.      Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company
             -------------------------------------------------------------
             Not applicable

ITEM 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------
             Not applicable


ITEM 9.      Notice of Dissolution of Group
             ------------------------------

             Not applicable

ITEM 10.     Certification
             -------------

             Not applicable


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 1999


                                                   /s/ Gary J. Beeman
                                                   ----------------------
                                                   Gary J. Beeman